UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)*

                            COMFORT SYSTEMS USA, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   199908 10 4
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                                                               Page 2 of 4 Pages
CUSIP No. 199908 10 4

                                       13G

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   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Robert J. Powers

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [ ]
          (b)  [ ]

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

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                 |
                 |  5  SOLE VOTING POWER
   NUMBER OF     |         1,042,000
     SHARES      |  ------------------------------------------------------------
  BENEFICIALLY   |  6  SHARED VOTING POWER
    OWNED BY     |         0
      EACH       |  ------------------------------------------------------------
    REPORTING    |  7  SOLE DISPOSITIVE POWER
     PERSON      |         1,042,000
      WITH       |  ------------------------------------------------------------
                 |  8  SHARED DISPOSITIVE POWER
                 |         0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,042,000

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

        N/A

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        2,73%

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12  TYPE OF REPORTING PERSON

        IN

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
Item 1(a).  NAME OF ISSUER:

            Comfort Systems USA, Inc. ("Comfort")

Item 1(b).  ADDRESS OF COMFORT'S PRINCIPAL EXECUTIVE OFFICES:

            777 Post Oak Drive
            Suite 500
            Houston, Texas 77059

Item 2(a).  NAME OF PERSON FILING:

            Robert J. Powers

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Quality Air Conditioning
            3395 Kraft Avenue, SE
            Grand Rapids, Michigan 49512

Item 2(c).  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

Item 2(d).  TITLE OF CLASS OF SECURITIES

            Common Stock, $.01 Par Value (the "Common Stock")

Item 2(e).  CUSIP NUMBER

            199908 10 4

Item 3.           Not Applicable.

Item 4.           OWNERSHIP

            (a)   Amount Beneficially Owned:  1,042,000

            (b)   Percent of Class:  2.73%

            (c) Robert J. Powers has the sole power to vote or to direct the vote of 1,042,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,042,000 shares of the Common Stock.


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
Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the Common Stock.

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable.

Item 10.    CERTIFICATION:

            Not Applicable.

      After reasonable inquiry and to the best or my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999


/s/ ROBERT J. POWERS


ROBERT J. POWERS
(name/title)


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